Exhibit 99.1

Scorpio Tankers Announces Update on Scrubbers

MONACO, Oct. 15, 2018 (GLOBE NEWSWIRE) -- Scorpio Tankers Inc. (NYSE:STNG) (“Scorpio Tankers” or the “Company”) announced today that following its entry into an agreement to retrofit 15 of its LR2s with Exhaust Gas Cleaning Systems (“Scrubbers”), it has agreed letters of intent, which are subject to the execution of definitive documentation, with suppliers, engineering firms, and ship repair facilities to cover the purchase and installation of Scrubbers on substantially all of its remaining owned and financed leased LR2, LR1, and MR tanker vessels (approximately 75 vessels) between the second quarter of 2019 and the second quarter of 2020. The Scrubbers and their installation are expected to cost between $1.5-$2.2 million per vessel, and the Company anticipates that between 60-70% of these costs will be financed.
Emanuele Lauro, Chairman & CEO, commented “We have long maintained that the IMO 2020 regulations are both disruptive to the shipping industry generally as well as a powerful demand catalyst for product tankers. Although many well-capitalized and publicly-listed shipowners can source capital and publicize their intentions to pursue Scrubbers, most of our industry cannot, and will rely on cleaner fuels to the benefit of ton-mile demand for product tankers.   Irrespective, our focus remains on operating the most competitive fleet in our marketplace, and this has led us to carefully evaluate and ultimately opt for the benefits of fitting hybrid-ready scrubbers on approximately 90 ships in our fleet.”
About Scorpio Tankers Inc.
Scorpio Tankers is a provider of marine transportation of petroleum products worldwide. The Company currently owns or finance leases 109 product tankers (38 LR2 tankers, 12 LR1 tankers, 45 MR tankers and 14 Handymax tankers) with an average age of 3.2 years and time or bareboat charters‐in 13 product tankers (one LR2 tanker, five MR tankers and seven Handymax tankers). Additional information about the Company is available at the Company’s website www.scorpiotankers.com, which is not a part of this press release.
Forward‐Looking Statements
Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Scorpio Tankers desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “project,” “likely,” “may,” “will,” “would,” “could” and similar expressions identify forward‐looking statements.
The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that Scorpio Tankers will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐ looking statements, whether as a result of new information, future events or otherwise.
In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that we have or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the

Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off‐hires, and other factors. Please see Scorpio Tankers’ filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.
Contact Information
Scorpio Tankers Inc.
(212) 542-1616